Exhibit 12(a)

RATIO OF EARNINGS TO FIXED CHARGES

Union Pacific Corporation and Subsidiary Companies (Unaudited)

	Three Months Ended June 30,
Millions of Dollars, Except for Ratios	2009	2008
Fixed charges:
Interest expense including amortization of debt discount	$150	$128
Portion of rentals representing an interest factor	41	59
Total fixed charges	$191	$187
Earnings available for fixed charges:
Net income	$468	$531
Equity earnings net of distributions	(11)	(17)
Income taxes	268	291
Fixed charges	191	187
Earnings available for fixed charges	$916	$992
Ratio of earnings to fixed charges	4.8	5.3